Exhibit 99.2

SUPPLEMENTAL DISCLOSURE

Operating and Financial Review and Prospects

Except where the context requires otherwise, references to “Globant,” “we,” “us,” and “our” refer to Globant S.A., together with its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed interim consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 attached as an exhibit to this report on Form 6-K and the information set forth under “Item 5. Operating and Financial Review and Prospects” and our annual consolidated financial statements and related notes, in each case included in our 2020 Form 20-F. Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in our 2020 Form 20-F.

Business Update Regarding COVID-19

The coronavirus ("COVID-19") global pandemic continued to cause substantial global public health, business, and economic challenges during the three months ended March 31, 2021 and has remained a significant source of disruption and uncertainty. Since the beginning of the pandemic, we quickly adapted to ensure both safety and business continuity by shifting the vast majority of our personnel to productive and secure remote working arrangements and by responding to the rapidly changing needs and environments of our clients. During the three months ended March 31, 2021, we continued to experience increased demand in our geographies, segments, and service offerings as a result of the COVID-19 pandemic, but we cannot accurately predict the extent to which the COVID-19 pandemic will continue to directly and indirectly impact our business, results of operations and financial condition.

For additional information on the impact of the COVID-19 pandemic on our results for the three months ended March 31, 2021, see “Risks Related to Our Business and Industry—The COVID-19 pandemic has had a significant and continuing adverse impact upon, and this or other pandemics may have a material adverse impact upon, our business, liquidity, results of operations and financial condition" below, and for further information on the various risks posed by the COVID-19 pandemic, see “Part I. Item 3D. Risk Factors—Risks Related to Our Business and Industry—The extent to which the coronavirus (‘COVID-19’) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict” in our 2020 Form 20-F.

Year-to-Date 2021 Developments and Trends

For the three months ended March 31, 2021, our revenues were $270.2 million, an increase of $78.6 million, or 41.0%, from $191.6 million reported for the same period of 2020. We have built an increasingly diversified portfolio across numerous verticals, geographies and service offerings which allowed us to continue to grow revenues despite challenges posed by the worldwide COVID-19 pandemic.

For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations” in our 2020 Form 20-F.

Results of Operations

Three months ended March 31, 2021 compared to the three months ended March 31, 2020

Revenues

Revenues were $270.2 million for the three months ended March 31, 2021, representing an increase of $78.6 million, or 41.0%, from $191.6 million for the three months ended March 31, 2020.

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies based in the United States, Europe, Latin America and Asia. Revenues consist of technology services revenues and reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients. We discuss below the breakdown of our revenues by contract type, client location, industry vertical and client concentration.

Revenues by Contract Type

We perform our services primarily under time and material contracts and, to a lesser extent, fixed-price contracts. The remaining portion of our revenues in each period was derived from other types of contracts.

	Three months ended
	March 31, 2021		March 31, 2020

	(in thousands, except percentages)
By Contract
Time and material contracts	$221,570	82.0%	$159,278	83.2%
Fixed-price contracts	46,606	17.3%	28,203	14.7%
Subscription resales	1,973	0.7%	4,085	2.1%
Others	21	—%	6	—%
TOTAL	$270,170	100.0%	$191,572	100.0%

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Chile, Mexico, Peru, Brazil and Colombia). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the twelve months ended March 31, 2021, we had 860 active clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues, for the periods indicated:

	Three months ended
	March 31, 2021		March 31, 2020

	(in thousands, except percentages)
By Geography
North America	$170,428	63.1%	$142,797	74.5%
Europe	32,545	12.0%	11,471	6.0%
Asia	3,444	1.3%	1,928	1.0%
Latin America and other	63,753	23.6%	35,376	18.5%
Revenues	$270,170	100.0%	$191,572	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, banks, financial services and insurance, consumer, retail and manufacturing, travel and hospitality, and health care, among others. The following table sets forth our revenues by amount and as a percentage of our revenues by industry vertical for the periods indicated:

	Three months ended
	March 31, 2021		March 31, 2020

	(in thousands, except percentages)
Banks, Financial Services and Insurance	68,888	25.5%	45,379	23.7%
Media and Entertainment	57,266	21.2%	46,354	24.2%
Consumer, Retail and Manufacturing	38,728	14.3%	25,792	13.5%
Professional Services	32,062	11.9%	21,819	11.4%
Technology and Telecommunications	30,404	11.3%	23,622	12.3%
Travel and Hospitality	19,032	7.0%	22,289	11.6%
Health Care	21,279	7.9%	4,537	2.4%
Other Verticals	2,511	0.9%	1,780	0.9%
TOTAL	270,170	100.0%	191,572	100.0%

The increase in revenues from clients in the banks, financial services and insurance industry vertical was primarily attributable to higher demand for services related to scalable platforms and consulting services.

The increase in revenues from clients in the media and entertainment industry vertical was primarily attributable to a higher demand for services related to digital content solutions, scalable platforms and gaming.

The increase in revenues from clients in the consumer, retail and manufacturing industry vertical was primarily attributable to higher demand for services related to scalable platforms and Salesforce industry solutions and enterprise applications.

The increase in revenues from clients in the professional services industry vertical was primarily attributable to higher demand for services related to Internet of Things (“IOT”) consultancy and scalable platforms.

The increase in revenues from clients in the technology and telecommunications industry vertical was primarily attributable to higher demand in scalable platforms services, enterprise applications and the cross-selling capabilities of our Studios.

The decrease in revenues from clients in the travel and hospitality industry vertical was primarily attributable to the decrease in demand for scalable platform services considering that these clients were adversely impacted by the ongoing disruption to those industries resulting from the COVID-19 pandemic.

The increase in revenues from clients in the health care vertical was mainly attributable to higher demand for services related to enterprise applications, Salesforce solutions and scalable platforms.

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

The following table sets forth revenues contributed by our largest client, top 5 clients, top 10 clients and top 20 clients, by the amount of revenues and as a percentage of our revenues for the periods indicated:

	Three months ended
	March 31, 2021		March 31, 2020

	(in thousands, except percentages)
Client concentration
Top client	$28,453	10.5%	$22,326	11.7%
Top 5 clients	76,712	28.4%	55,799	29.1%
Top 10 clients	110,781	41.0%	78,467	41.0%
Top 20 clients	147,403	54.6%	105,050	54.8%

Our top 10 clients for the three months ended March 31, 2021 have been working with us for, on average, seven years.

The increase in revenues from our top 10 clients in the three months ended March 31, 2021 reflects our ability to increase the scope of our engagement with our main clients. Revenues from our largest client for the three months ended March 31, 2021, Walt Disney Parks and Resorts Online, increased by $6.1 million, or 27.4%, to $28.4 million for 2021 from $22.3 million for the same period in 2020.

As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (30 for the 12 months ended March 31, 2021 as compared to 29 for the 12 months ended March 31, 2020) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 139 for the 12 months ended March 31, 2021 as compared to 112 for the 12 months ended March 31, 2020. The following table shows the distribution of our clients by revenues for the periods indicated:

	12 months ended
	March 31, 2021	March 31, 2020
Over $5 million	30	29
$1 - $5 million	109	83
$0.5 - $1 million	75	58
$0.1 - $0.5 million	187	193
Less than $0.1 million	459	513
Total Clients	860	876

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and travel costs related to the provision of services. Due to government-imposed restrictions on travel during the COVID-19 pandemic, travel costs were not material during the three months ended March 31, 2021. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased in recent years in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico, India, Europe and the United States, primarily due to increases in salary costs, related to the growth in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Cost of revenues was $167.0 million for the three months ended March 31, 2021, representing an increase of $47.6 million, or 39.9%, from $119.4 million for the three months ended March 31, 2020. The increase was primarily attributable to a general increase in salaries and to the net addition of 4,529 IT professionals since March 31, 2020, an increase of 38.5%, to satisfy growing demand for our services, which translated into an increase in salaries, together with a lower attrition level. The increase is also explained by the addition of IT professionals of acquired companies during 2021 and 2020. Cost of revenues as a percentage of revenues decreased to 61.8% for the three months ended March 31, 2021, from 62.3% for the three months ended March 31, 2020.

	Three months ended
	March 31, 2021	March 31, 2020

	(in millions, except percentages)
	Amount	Amount	Variation
Primary Costs
Salaries, employee benefits and social security taxes	$(155.6)	$(109.4)	42.2%
Depreciation and amortization expense	(2.8)	(2.3)	21.7%
Travel and housing	(0.7)	(4.1)	(82.9)%
Professional services	(4.5)	(1.1)	309.1%

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as salary of our senior management, administrative personnel and sales and marketing personnel, infrastructure costs, legal and other professional services expenses, travel costs and other taxes. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Selling, general and administrative expense was $71.9 million for the three months ended March 31, 2021, representing an increase of $20.0 million, or 38.6%, from $51.9 million for the three months ended March 31, 2020.

	Three months ended
	March 31, 2021	March 31, 2020

	(in millions, except percentages)
	Amount	Amount	Variation
Primary Costs
Salaries, employee benefits and social security taxes	$(29.6)	$(20.0)	48.0%
Share-based compensation expense	(8.3)	(5.2)	59.6%
Professional services	(7.2)	(5.4)	33.3%
Depreciation and amortization expense	(9.0)	(4.6)	95.7%
Depreciation expense of right-of-use assets	(4.6)	(4.6)	—%
Travel and housing	(0.7)	(2.2)	(68.2)%
Recruiting, training and other employee expenses	(2.5)	(0.4)	525.0%

The increase in salaries, employee benefits, social security taxes was primarily attributable to a general increase in salaries and to the addition of 200 staff personnel since March 31, 2020. The increase is also explained by the addition of sales and administration employees of acquired companies during 2021 and 2020.

The increase in share-based compensation expense resulted from the RSUs granted, at a higher price and the cumulative effect of grants during the comparable period of 2020.

The increase in professional services is explained by the costs associated to IT related licenses with diverse providers and the increase of audit and legal fees for companies acquired during 2020.

The increase in depreciation and amortization expense was mainly related to the addition of intangible assets from the business combinations that occurred since March 31, 2020.

The decrease in travel and housing resulted from the sharp reduction in travel and housing expenses as consequence of the COVID-19-related travel restrictions after the first quarter of 2020, that continued into the first quarter of 2021.

The increase in recruiting, training and other employee expenses mainly resulted from hiring more than 1,000 IT professionals during the quarter, the launch of a scholarships with Digital House and an increase in training.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, which is expected to generate gains in operating leverage.

Depreciation and Amortization Expense (included in "Cost of Revenues" and "Selling, General and Administrative Expenses")

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment), depreciation of right-of-use assets (primarily office spaces and office equipment) and amortization of our intangible assets (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations and continue to acquire companies.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for bad debts for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the three months ended March 31, 2021 and 2020, we recorded a loss of $1.1 million and $1.6 million, respectively, related to the recognition of an allowance for bad debts. The decrease is mainly explained by the impact of the COVID-19 pandemic during 2020.

Finance Income

Finance income consists of interest gains on time deposits, financed clients and savings accounts. During the three months ended March 31, 2021 and 2020, finance income amounted to $0.3 million and $0.3 million, respectively.

Finance Expense

Finance expense includes interests on borrowings, lease contracts, banking fees and other finance expenses. During the three months ended March 31, 2021 and 2020, finance expense amounted to $2.6 million and $2.5 million, respectively.

Other Financial Results, Net

Other financial results, net consists of foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the relevant functional currencies (mainly the U.S. dollar), gain or loss on transactions with bonds, gain or loss on bills issued by the Treasury of the Argentine Republic (LETES), foreign exchange forward contracts and future contracts, and mutual funds.

Other financial results, net decreased to a $0.9 million gain for the three months ended March 31, 2021, from a $2.7 million gain for the three months ended March 31, 2020. The variation is explained mainly by a lower amount of devaluation of local currencies (including Colombian, Uruguayan, Mexican and Argentinian pesos) against the U.S. dollar, for the three months ended March 31, 2021 and lower gains on transactions with bonds.

Other Income and Expenses, Net

Other income and expenses, net for the three months ended March 31, 2021 was a gain of $38.0 thousand, as compared with a other income and expenses, net of $16.0 thousand for the three months ended March 31, 2020.

Income Tax Expense

Income tax expense amounted to $7.2 million for the three months ended March 31, 2021, an increase of $1.1 million from $6.1 million for the three months ended March 31, 2020. The increase in income tax expense was driven by a significant increase in profit before taxes. Our effective tax rate (calculated as income tax gain or expense divided by profit before income tax) decreased to 25% for the three months ended March 31, 2021 from 32% for the three months ended March 31, 2020, because of the lower amount of devaluation of Latin American currencies in the three months ended March 31, 2021.

Net Income for the Period

As a result of the foregoing, net income was $21.7 million for the three months ended March 31, 2021, compared to net income of $13.2 million for the three months ended March 31, 2020.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the three months ended March 31, 2021, we derived 86.7% of our revenues from clients in North America and Latin America pursuant to contracts that were entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico, Peru, Brazil and Colombia.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. Additionally, we also require cash to fund acquisitions of businesses.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes. For additional information, see "Item 4. Information on the Company—Business Overview—Regulatory Overview—Argentine Taxation—Tax on Dividends" and "Item 4. Information on the Company—Business Overview—Regulatory Overview—Argentine Taxation—Income Tax" in our 2020 Form 20-F.

The following table sets forth our historical capital expenditures for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,

	2021	2020

	(in thousands)
Total fixed assets acquisition	$4,495	$5,522
Total intangible assets acquisition	8,608	3,641
Additions related to business combinations	1,694	267

Investments

During the three months ended March 31, 2021, we invested $4.5 million in capital expenditures primarily on the expansion of our delivery centers in Tandil and Buenos Aires in Argentina, and Guadalajara and Mexico City in Mexico, as well as on computer equipment for our delivery centers in Argentina and Chile. Additionally, we invested $8.1 million in internal developments and acquired licenses, and $0.5 million in cryptocurrencies. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, in respect of the acquisition of hardware and software, on the specific requirements.

Acquisitions

On February 28, 2021, we entered into an equity purchase agreement with the equity holders of Cloudshiftgroup Limited, a British company (“Cloudshift”), for the purchase of all of the outstanding equity interests in Cloudshift. The transaction was simultaneously signed and closed on the same date. Cloudshift is a Salesforce platinum partner headquartered in the United Kingdom which provides Salesforce advisory and implementation services in the United Kingdom. The aggregate purchase price payable under the equity purchase agreement amounted to £36.2 million.

As of March 31, 2021, we had cash and cash equivalents and current investments of $195.6 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended March 31,

	2021	2020

	(in thousands)
Net cash used in operating activities	$(14,641)	$(7,025)
Net cash (used in) provided by investing activities	(84,644)	4,587
Net cash (used in) provided by financing activities	(30,396)	71,495
	$(129,681)	$69,057

Cash and cash equivalents at beginning of the period	278,939	62,721
Effect of exchange rate changes on cash and cash equivalents	(426)	863
Cash and cash equivalents at end of the period	148,832	132,641
Net (decrease) increase in cash and cash equivalents at end of period	$(129,681)	$69,057

Operating Activities

Net cash used in operating activities consists primarily of profit before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

Net cash used in operating activities was $14.6 million for the three months ended March 31, 2021, compared to net cash used in operating activities of $7.0 million for the three months ended March 31, 2020. The $7.6 million increase in net cash used in operating activities was primarily attributable to a $24.5 million increase in working capital, mainly due to an increase in trade receivables related to the expansion of our engagements and the consolidation of acquired companies, partially offset by the increase of payroll liabilities related to bonuses accrued in 2021 and the portion of the bonuses accrued in 2020 that has not been paid (as compared to the payment of 2019 bonuses in March 2020). The increase in net cash used in operating activities also reflected a $21.0 million increase in profit before income tax expense adjusted for non-cash-items, as well as a $4.1 million increase in income tax payments, net of reimbursements.

Investing Activities

Net cash of $84.6 million was used in investing activities for the three months ended March 31, 2021, compared to $4.6 million of net cash provided by investing activities during the three months ended March 31, 2020. During the three months ended March 31, 2021 and 2020, we invested $27.3 million and received proceeds of $20.4 million, respectively, in mutual funds and sovereign bonds, net. We invested $13.1 million and $10.5 million in fixed and intangible assets during the three months ended March 31, 2021 and 2020, respectively. We also invested $38.6 million in payments related to business acquisitions and $3.5 million in acquisition of equity instruments and convertible notes, during the three months ended March 31, 2021, and $0.2 million in acquisition of convertible notes, during the three months ended March 31, 2020.

Financing Activities

Net cash used in financing activities was $30.4 million for the three months ended March 31, 2021, compared to net cash provided by financing activities of $71.5 million for the three months ended March 31, 2020. During the three months ended March 31, 2021, we repaid $28.2 million of borrowings and $6.5 million of lease liabilities, partially offset by the proceeds of $3.4 million for borrowings and $0.9 million from the issuance of shares under our share-based compensation plan.

During the three months ended March 31, 2020, we received proceeds of $75.0 million from borrowings, $2.0 million from the issuance of shares under our share-based compensation plan and $0.9 million from issuance of shares under subscription agreements entered into with us by sellers of acquired companies. Additionally, during the three months ended March 31, 2020, we repaid $5.3 million of lease liabilities and $1.1 million of borrowings.

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs resulting from the existing business for at least the next 12 months from the date of this report. The future impact of the COVID-19 pandemic and COVID-19 containment measures cannot be predicted with certainty and may increase our borrowing costs and other costs of capital and otherwise adversely affect our business, results of operations, financial condition and liquidity.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. If our cash and cash equivalents and operating cash flows are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Summary of Significant Accounting Policies

Our unaudited condensed interim consolidated financial statements as of March 31, 2021 and 2020 and for the three months then ended have been prepared using the same accounting policies used in the preparation of our audited consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021, as described below.

Application of new and revised International Financial Reporting Standards

We have adopted all of the new and revised standards and interpretations issued by the International Accounting Standard Board ("IASB") that are relevant to our operations and that are mandatorily effective at March 31, 2021 as described in Note 2.1 to our audited consolidated financial statements for the year ended December 31, 2020. The impact of the new and revised standards and interpretations mentioned in our condensed interim consolidated financial statements as of March 31, 2021 and 2020 and for the three months then ended is as described below.

We adopted the following standards and interpretations that became applicable for annual periods commencing on or after January 1, 2021:

Amendments to IFRS 9, IAS 9, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2

These standards did not have any impact on our accounting policies and did not require retrospective adjustments.

As of March 31, 2021, our interest rate swap that bore interest based on LIBOR included a clause that provides for alternative interest rates in case of a discontinuity of LIBOR.

New accounting pronouncements

As of March 31, 2021, we had not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 8	Definition of Accounting Estimates[1]

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]

1 Effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

2 Effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

Intangible assets (update)

Intangible assets include licenses, client relationships, client contracts, non-compete agreements and cryptocurrencies.

Cryptocurrencies

We account for our crypto assets as indefinite-lived intangible assets in accordance with IAS 38 "Intangible Assets." Bitcoin is a cryptocurrency that is considered to be an indefinite lived intangible asset because bitcoin lacks physical form and there is no limit to its useful life. Bitcoin is not subject to amortization but it is tested for impairment.

Our crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. We perform monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, we will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognize until realized upon sale in the consolidated statement of comprehensive income. As of March 31, 2021, we had not recognized any impairment.

Legal Proceedings

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018 and, as of the date of this report, the IRS has still not issued a definitive determination or definite proposal to resolve the matter. At this stage, the management cannot make any predictions about the final outcome of this matter or the timing thereof.

On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division (Civil Action No. 19-CV-1962), against Globant S.A. and Globant, LLC, arising from a dispute relating to a service contract. After Globant S.A. and Globant LLC filed motions to dismiss, CCG amended its complaint asserting eleven causes of action against Globant, LLC and/or Globant S.A., including claims sounding in fraud, negligent misrepresentation, conspiracy, professional negligence, violation of Florida’s Deceptive and Unfair Trade Practices Act, breach of contract against Globant, LLC only, unjust enrichment against Globant S.A. only and a claim for declaratory judgment against Globant, LLC only, and adding Jone Doe Defendants 1-5. Globant, LLC and Globant S.A. filed motions to dismiss the amended complaint on August 19, 2020 and December 23, 2020, respectively. On March 31, 2021, the court ruled on the motions to dismiss. The court dismissed with prejudice seven of the 11 claims, including the fraud and/ conspiracy claims and the unjust enrichment claim, and dismissed the professional neglicence claim without prejudice. On April 16, 2021, the plaintiffs filed a Second Amended Complaint asserting three causes of action, including (1) breach of contract and express warranty by Globant, LLC; (2) a declaratory judgment claim against Globant, LLC; and (3) a violation of Florida’s Deceptive and Unfair Trade Practices Act (“FDUTPA”) against Globant S.A., Globant, LLC and the John Doe defendants. On April 30, 2021, Globant, LLC and Globant S.A. moved to dismiss the FDUTPA claim. Globant, LLC and Globant S.A. have informed the court they will respond to the remaining causes of action in the Second Amended Complaint and plan to assert affirmative defenses and counterclaims on May 21, 2021. The parties are currently engaged in discovery, which is scheduled to be completed on August 30, 2021.

Between 2010 and 2014, certain Brazilian subsidiaries of Grupo ASSA Worldwide S.A. and its affiliates (collectively, "Grupo Assa") were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, the MTE and the RFB initiated different administrative proceedings against Grupo Assa’s Brazilian subsidiaries, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. As of the date of this report, some of these administrative proceedings are still ongoing while others have resulted in judicial proceedings. Under the equity purchase agreement entered into for the acquisition of Grupo Assa, certain of the above-mentioned proceedings are subject to indemnification provisions from the sellers.

In addition to the foregoing, as of the date of this report, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

Risk Factors

The following risk factors are intended to supplement and/or amend, as applicable, the risk factors set forth in our 2020 Form 20-F under "Item 3. Key Information—D. Risk Factors" and should be read together with such risk factors. To the extent there is a conflict between the risk factors set forth below and the risk factors included in our 2020 Form 20-F, you should rely on the risk factors set forth below, as such risk factors were prepared as of a more recent date.

Risks Related to Our Business and Industry

The COVID-19 pandemic has had a significant and continuing adverse impact upon, and this or other pandemics may have a material adverse impact upon, our business, liquidity, results of operations and financial condition.

The ongoing global COVID-19 pandemic has caused and continues to cause significant loss of life and interruption to the global economy and has resulted in the curtailment of activities by businesses and consumers in much of the world as governments and others seek to limit the spread of the disease, including through business and transportation shutdowns and restrictions on people’s movement and congregation. The overall result has been a dramatic reduction in activity in the global economy, a reduction in demand for many products and services and significant adverse impacts to the financial markets,

The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition in the longer term will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration, spread and severity of the outbreak, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions broadly resume.

In particular, we may experience reduced revenues and/or financial losses as a result of a number of operational factors, including:

•            Client pricing pressure, payment term extensions and insolvency risk - As our clients face reduced demand for their products and services, reduce their business activity and face increased financial pressure on their businesses, we may face downward pressure on our pricing and gross margins if we make pricing concessions to clients. In addition, in response to the requests of some of our clients, we have granted extended payment terms. We expect that some of our clients will continue to make such requests, which may have an adverse effect on our cash flows from operations. We may also face a significantly elevated risk of client insolvency, bankruptcy or liquidity challenges which may result in a failure to be paid for services we have performed and expenses we have incurred, which could in turn result in us having to take a charge in the period in which the related receivable was written down or written off.

•            Reduced client demand for services – As a result of the pandemic’s impact on our clients, we may experience reduced demand for our services. Among other things, our clients may postpone, cancel or scale back existing and potential projects with us.

•            Delivery challenges – Due to the closures of many of our and our clients’ facilities, including as a result of various orders from national, state or local governments, we have faced and may continue to face, in the near term or in future pandemics, challenges in delivering services to our clients and satisfying contractually agreed upon service levels. The pandemic, particularly in India, but also in Argentina and other countries where we have near-shore or offshore delivery operations for clients, has impacted and may continue to impact our ability to deliver services to clients. Our work-from-home arrangements for many of our employees may increase our exposure to security breaches or cyberattacks. A significant worsening of the pandemic, particularly in India, could materially impair our ability to deliver services to clients to an extent that may have a material adverse impact to our business, liquidity, results of operations and financial condition.

The COVID-19 pandemic continues to evolve. The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the delivery and effectiveness of vaccines, future mutations of the COVID-19 virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we or our clients experience prolonged shutdowns or other business disruptions, our business, liquidity, results of operations, financial condition and the trading price of our common stock may be materially adversely affected, and our ability to access the capital markets may be limited.

Risks Related to Operating in Latin America

Argentina

Argentina continues to face considerable economic uncertainty

The Argentine economy has experienced extreme volatility in the recent decades, with uneven periods of economic growth, periods of high inflation and devaluation of the Argentine peso.

In 2020, the general macroeconomic conditions in Argentina worsened as a result of the COVID-19 pandemic. According to the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) ("INDEC"), during 2020, Argentine gross domestic product ("GDP") declined by 9.9% and poverty increased, affecting more than 42% of the population. As consequence of the second wave of COVID-19 infections that Argentina has been experiencing since March 2021, and as cases continue to rise, pursuant to Decrees No. 235, No. 241/2021 and No. 287/2021, the Argentine government re-established a limited number of restrictions on certain business operations and circulation of individuals in the most affected areas until May 21, 2021. On May 22, 2021, pursuant to Decree No. 334/2021 the Argentine government extended these restrictions until June 11, 2021 and re-imposed a strict lockdown (except for essential activities) in critical areas, such as the City of Buenos Aires and its surroundings, until May 30, 2021 and on June 5 and 6, 2021. If these restrictions are extended or expanded, the economic activity could continue to fall, poverty continue to rise and all other economic indicators continue to deteriorate, all of which has had and will continue to have an adverse impact in Argentina’s economy and may negatively materially impact our business.

Historically, the Argentine government has failed to address the structural causes for Argentina’s inflation, limiting its intervention to the implementation of programs to control and monitor prices, which have consistently failed to reduce inflation and have contributed to the decline of the economy. The current presidential administration has continued this approach, introducing similar measures to address inflation, including the enactment of the Products Display Law No. 27,545, which, among other things, regulates the offer and display of products in supermarkets, the renewal and extension of maximum prices on 670 basic products until July 31, 2021, the increase of price controls and the imposition of restriction on exports, among others. Despite all these measures, during the first quarter of 2021, the Consumer Price Index continued to increase, accumulating 4.8% in March, 13.0% during the quarter and 42.6% year-over-year; while the Argentine peso depreciated 9.3% during the same quarter and the unofficial U.S. dollar exchange rate continues to be substantially higher than the official rate in the FX Market.

At a recent summit of the Mercosur (Mercado Común del Sur), the South American trade bloc of which Argentina, Brasil, Paraguay and Uruguay are full members, held on April 26, 2021, Brazil and Uruguay argued forcefully with Argentina on the need to reduce customs duties, foster international trade and commerce, and commence negotiations to reach trade and commerce agreements with the European Economic Union, the European Free Trade Association, and certain countries like the United States of America, China, Japan and the United Kingdom, among others. Argentina objected and refused to adopt such measures. However, immediately after the summit, Uruguay made a formal filing of a proposed resolution of Mercosur’s Council for the implementation of its proposal and eventually allowing each country to negotiate bilateral agreements, with the support of Brazil. The presentation of the formal proposal was seen by the Argentine government as an expression of intent by Brazil and Uruguay to break the trade bloc, leading the Argentine government to call for an urgent meeting of each trade bloc member’s chancellors.

On May 5, 2021, the Argentine government failed to make a payment of $2.40 billion to the Paris Club. However, the Argentine government has an additional 60-day period from May 30, 2021 for making such payment before incurring a new sovereign debt default.

If the Argentine government defaults on its indebtedness to the Paris Club, or does not restructure its outstanding debt with the Paris Club and/or the International Monetary Fund, Argentina’s ability to obtain financing from the international markets may be limited, which may impair the Argentine government’s ability to foster economic reactivation and growth and adversely affect the ability of Argentine companies to access financing in the international markets. In addition, if the Argentine government fails to urgently address the necessary structural changes to improve the macroeconomic condition of the country, the current economic conditions, including inflation, unemployment, decline in GDP, depreciation of the Argentine peso, and/or other economic factors over which we do not have control may continue to worsen, eventually provoking a general economic collapse, which could have an adverse effect on our financial condition, results and costs of operations.

Business Overview

The following information is intended to supplement and/or amend, as applicable, the business overview set forth in our 2020 Form 20-F under “Item 4. Information on the Company—Business Overview” and should be read together with such section. To the extent there is a conflict between the information set forth below and that included in our 2020 Form 20-F, you should rely on the information set forth below, as such were prepared as of a more recent date.

Government Support and Incentives

Argentina

Our subsidiaries Sistemas Globales S.A., IAFH Global S.A., BSF S.A. and Decision Support S.A., as beneficiaries of the Software Promotion Law, filed their applications for their registration under the Knowledge based Economy Law in 2019, which registration is provisional. See “Item 4. Information on the Company—B. Business overview—Government Support and Incentives—Argentina” and “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America—Argentina—The imposition of duties on export services could adversely affect our results of operations if we do not obtain and/or maintain registration under the Knowledge Economy promotional regime,” in our 2020 Form 20-F.

Pursuant to Resolution 11/2021 and 58/2021 of the Subsecretary of Knowledge Economy, beneficiaries of the Software Promotion Law, such as our subsidiaries referred to above, have to ratify their application for registration within the 30 days following receipt of a formal notice of the Subsecretary of Knowledge Economy stating that they are in compliance with their obligations under the Software Promotional Law.

As of the date of this report our subsidiaries BSF S.A. and Decision Support S.A. have received the notice from the Subsecretary of Knowledge Economy and are in the process of filing the ratification of their application for registration.

Regulatory Overview

Argentine Taxation

Income Tax

Law No. 27,430 sets forth the progressive reduction of the corporate tax rate from 30% to 25% applicable to the fiscal periods starting on January 1, 2021. However, the Argentine Congress is expected to discuss a draft bill to extend the corporate tax rate of 30% for fiscal period commencing on January 1, 2021 and ending December 31, 2021. Thus, if such extension is approved, the effectiveness of the 25% tax rate will be delayed until tax years commencing from January 1, 2022. See “Item 4. Information on the Company—B. Business overview—Regulatory Overview—Argentine Taxation—Income Tax” in our 2020 Form 20-F.

Tax on Dividends

The Argentine Congress is expected to discuss a draft bill to extend the dividend tax rate of 7% for fiscal periods commencing as of January 1, 2021, until and ending on December 31, 2021. If such extension is approved, the effectiveness of the 13% tax rate will be delayed until tax years commencing as of January 1, 2022. See “Item 4. Information on the Company—B. Business overview—Regulatory Overview—Argentine Taxation—Tax on dividends” in our 2020 Form 20-F.